UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 1)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

WILLIAM LYON HOMES

(Name of Subject Company)

WILLIAM LYON HOMES

(Name of Person Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552074 10 6

(CUSIP Number of Class of Securities)

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Jeffrey A. Le Sage, Esq.

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7000

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed on March 31, 2006 with the Securities and Exchange Commission (the “SEC”) by William Lyon Homes (the “Company”), a Delaware corporation, relating to the tender offer by General William Lyon (“General Lyon” or the “Offeror”) pursuant to which the Offeror has offered to purchase all of the common stock of the Company that he does not beneficially own. The tender offer is being made on the terms and subject to the conditions described or referenced in the Tender Offer Statement on Schedule TO, together with the exhibits thereto, filed by the Offeror on March 17, 2006 with the SEC, as amended or supplemented.

Item 4. The Solicitation or Recommendation.

The information contained in Item 4 of the Statement under the caption “Background of the Offer -- The Current Offer” is hereby amended and supplemented by adding the following paragraph after the ninth paragraph under such caption:

At a meeting of the Special Committee on March 30, 2006, the Special Committee received and considered a report from its financial advisor, Morgan Stanley & Co. Incorporated (“Morgan Stanley”), on the results of its due diligence and valuation analyses to date. Based upon the information provided and discussion among the Special Committee and its advisors, the Special Committee voted unanimously to authorize and direct Morgan Stanley to engage in discussions with General Lyon’s financial advisor, Lehman Brothers, seeking to improve the Offer.

Item 9. Exhibits.

The information contained in Item 9 of the Statement and the Exhibit Index is hereby amended and supplemented as follows:

Exhibit No.	Description
(a)(14)	Resolutions of the Board of Directors of William Lyon Homes

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM LYON HOMES

Dated:	MARCH 31, 2006	By:	/S/ HAROLD H. GREENE

		Name:	Harold H. Greene

		Title:	Director and Chairman of the Special Committee*

* Evidence of authority to sign on behalf of William Lyon Homes has been filed as an exhibit to the Schedule 14D-9.